Exhibit 99.(a)(26)

21st December 2004

Dear Colleagues and Friends,

I know a number of you have raised concerns about an article which appeared yesterday in both Sake Beeld and some of the regional Afrikaans newspapers, concerning the supposed outcome of talks between ourselves and representatives from Norilsk Nickel and Harmony in Moscow last week.

Given these concerns, I thought you should be aware that the article in question did not accurately reflect the current situation. It was very biased in tone and read more like a piece of Harmony propaganda!

To be clear, our position is exactly as I set out in my letter to you on 15th December. Nothing has changed. Our rejection of Harmony’s offer remains firm.

Last week, Nick Holland and I visited Moscow at the invitation of our biggest shareholder, Norilsk Nickel. We went to listen to what they had to say and to see if there were any new initiatives on the table that would be worth considering. Harmony were also invited by Norilsk.

We are prepared to listen when it comes to any new proposals provided they are in the interests of all our stakeholders — but we have been consistent in saying that we are not prepared to do any deal with a gun against our heads.

We remain absolutely committed to the conditions that our Board laid down last week. We will not consider any deal which does not offer superior value for all our stakeholders. And we could not recommend an offer from any company without first carrying out a full due diligence process.

You may have seen yesterday that Harmony published some figures on their reserves and resources. However, these were not audited and they were not accompanied by an independent Competent Persons Report.

Rest assured, we will not compromise when it comes to protecting our people and the future of this business.

I hope this clarifies any concerns you may have had.

Once again, I wish you a very happy and healthy holiday season.

With kind regards

Ian Cockerill